

July 21, 2023

VIA E-mail

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

      Re: Kennedy Lewis Capital Company
              File No. 333-272926

Dear Mr. Horowitz:

On June 26, 2023, you filed an initial registration statement on Form N-2 on behalf of Kennedy Lewis Capital Company (the "Company"), under the Securities Act of 1933 (the "1933 Act"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

GENERAL

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.

PROSPECTUS

Cover page

2. Please disclose the Company's status as an "emerging growth company" on the cover page.

3. Please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. *See* Item 1.1.j of Form N-2; *see also* Guide 6 to form N-2.

4. With respect to the bullet points on the cover page:
    a. The staff notes that the Company has added numerous additional bullet points. However, many of these appear to be repeated in the risk factors discussion on pages 16-17 of the "Prospectus Summary" section. Consider revising the bullet points on the cover page to discuss only those risks related to the illiquid nature of the Company's shares and payment of distributions.
    b. Please also add a bullet point stating that "You will pay a sales load of up to [___]% and offering expenses of up to [___]% on the amounts it invests. If you pay the maximum aggregate [___]% for sales loads and offering expenses, you must experience a total return on your net investment of [___]% in order to recover these expenses."

5. Footnote 2 to the offering table refers to sales charges with respect to Class S and Class D shares. Please supplementally explain why the table does not include a column or row to reflect such sales loads. *See* Item 1.1.g of Form N-2.

Page iv – MULTI-CLASS EXEMPTIVE RELIEF

6. Please confirm that the Company intends to receive an exemptive order to offer multiple classes of Common Shares before requesting acceleration of the registration statement. To the extent the Company intends to seek acceleration prior to receiving such an order, the registration statement should disclose clearly that the Company currently only offers a single class of shares and the other classes presented are not yet available to the public.

Pages 1-21 – PROSPECTUS SUMMARY

7. The staff notes that the summary section is 21 pages long and contains disclosure that is too detailed, lengthy, or otherwise not necessary to include in a summary. Much of the same information appears to be repeated in the prospectus' cover page or elsewhere in the registration statement. Please review and revise the summary section to focus on the most essential aspects of the offering and the Company's business. *See generally* Rule 421 under the 1933 Act.

Page 3 – *Credit Expertise & Proprietary Origination Capabilities*

8. The second bullet point in this section notes that "Kennedy Lewis' CLO professionals and platform . . . [i]ncreases the Advisor's relevance to The Street." With respect to this language:
    a. Please clarify to what "The Street" is referring.
    b. Please clarify and explain how and why the CLO platform increases Kennedy Lewis' relevance to Wall Street banks.

Page 4 – *Investment Track Record*

9. This section notes that Kennedy Lewis' track record in private debt lending dates back to the firm's inception in 2017. Please clarify whether this track record refers to the same

types of loans that the Company plans to make (i.e., originated loans to middle market companies) or whether it includes other types of lending, such as CLOs or distressed debt.

Page 5 – What is the per share purchase price?

10. The disclosure in this section indicates the shares will be sold at a subscription price per share, which may be higher than NAV. Disclosure elsewhere in the prospectus (such as on pages 118 and 122), indicates shares are sold at the then-current NAV. Please revise the language on page 5 and throughout to describe more clearly the offering price and mechanics (e.g., timing of NAV determination relative to the acceptance of a subscription agreement).

Page 6 – Does the Company use leverage?

11. The disclosure in this section states that leverage may take the form of preferred shares. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 11 – Can I request that my shares be repurchased?

12. The disclosure in the second paragraph on this page states that any shareholder that submits a repurchase request in excess of $25 million may elect to receive its repurchase proceeds in kind by checking the corresponding box on the tender offer form. Please advise how this provision is consistent with Rule 13e-4(f)(8) of the Securities Exchange Act of 1934, as amended (the "1934 Act") or revise your disclosure accordingly.

13. In discussing the Company's repurchase procedures in this section, please disclose that the Company will pay all repurchase offer proceeds no later than five business days after the final day that shareholders may tender securities. *See* Rule 13e-4(f)(5) and Section II.D of Commission Release No. 34-43069 (July 31, 2000).

14. The fifth paragraph on this page states that if the Company needs to modify its repurchase procedures, "the Advisor will adopt revised procedures reasonably designed to provide shareholders substantially the same liquidity for Common Shares as would be available under the procedures described above." Please add disclosure clarifying that such modified procedures will comply with the requirements of Rule 13e-4 of the 1934 Act.

Page 12 – *Base Management Fee*

15. The sentence "The Base Management Fee will be payable quarterly in arrears" appears twice in this paragraph. Please consider deleting one of these sentences.

Page 14 – What is the difference between the three classes of Common Shares being offered?

16. The first paragraph in this section states "although no upfront sales loads are paid with respect to Class S shares, Class D shares, or Class I shares . . . ." Similar language appears on pages 18 and 108. However, as noted above, footnote 2 to the offering table on the cover page states that "an upfront sales load of 3.50% and 1.50% is paid with respect to Class S shares and Class D shares, respectively." Similar disclosure also appears in the fee table on page 22 and on pages 63 and 118. Please reconcile these discrepancies, as appropriate.

Page 17 – Do you currently own any investments?

17. The disclosure in this section states "Please see 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' the financial statements included herein our periodic reports under the Exchange Act and *www.KennedyLewisCapitalCompany.com* for information on our investments." It appears that a word is missing between "herein" and "our periodic reports." Please revise, as appropriate. Please remove the reference to the Company's website from this sentence or explain why such reference is appropriate under the securities laws and applicable form requirements.

Page 22 – FEES AND EXPENSES

18. The fee table appears to be missing the reference to footnote 2. Please revise the table to include such reference.

19. If the Company invests in any joint ventures that are not consolidated with the Company's financial statements and that rely on the exclusion from the definition of investment company in Sections 3(c)(1) or (7) of the Investment Company Act of 1940, as amended (the "1940 Act"), please include the expenses of such ventures as acquired fund fees and expenses in the fee table.

Page 28 – *The Company Borrows Money, Which Magnifies the Potential Gain or Loss on Amounts and May Increase the Risk of Investment With Us.*

20. The third paragraph of this section states that on April 20, 2023, the Company entered into a "Credit Agreement with a maximum principal amount of $300 million." Please define the capitalized term "Credit Agreement," and identify the entity providing the Company with this credit.

Page 34 – *The Company is Subject to Risks Relating to Electronic Delivery of Certain Documents.*

21. This section refers to electronic delivery of, among other things, drawdown notices. Please supplementally explain to the staff why investors purchasing Common Shares would receive drawdown notices.

Page 34 – *The Company is Subject to Risks Relating to Syndication and/or Transfer of Investments.*

22. The disclosure in this section refers to subsidiary investment vehicles of the Company. In an appropriate location, please clarify whether such subsidiaries will be wholly-owned and/or primarily controlled by the Company. Note that the Company "primarily controls" a subsidiary if it: (1) controls the subsidiary within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company's control of the subsidiary is greater than that of any other person. For any subsidiaries that the Company wholly owns or primarily controls and which primarily engage in investment activities in securities or other assets:
    a. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Sections 18 and 61) on an aggregate basis with such subsidiaries so that the Company treats the subsidiaries' debt as its own for purposes of Sections 18 and 61.
    b. Disclose that any investment adviser to such subsidiary complies with the provisions of the 1940 relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company's and the subsidiary's investment advisory agreements may be combined.
    c. Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Identify the custodian of each such subsidiary, if any.
    d. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in such a subsidiary should reflect aggregate operations of the company and the subsidiary.
    e. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Company. If not, please explain why not.
    f. Confirm in correspondence that each such subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
    g. For any wholly-owned subsidiary, please confirm that such subsidiary's management fee (including any performance fee), if any, will be included in

"Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Company's fee table.

Page 43 – The Company is Subject to Risks Relating to Large Shareholders.

23. This section notes that the Company is subject to the risk that shareholders will purchase Common Shares in large amounts or unexpectedly, which "could adversely affect the ability of the [Company] to conduct its investment program." Please clarify why shareholders investing in large amounts could adversely affect the Company's investment program.

Page 43 – The Company is Subject to Risks Relating to Priority Repayment of Debt Investments.

24. The final sentence of this section notes that "The Company invests in second-lien secured debt, which compounds the risks described in this paragraph." With respect to this language:
    a. Consider revising the sentence to state "The Company *also* invests in second-lien secured debt . . ." (emphasis added).
    b. Please clarify how second-lien secured debt compounds the risks described in the paragraph.

Page 44 – The Company is Subject to Risks Relating to Senior Secured Debt and Unitranche Debt.

25. If the Company plans to invest in unitranche debt as part of its principal investment strategy, please include appropriate disclose in the prospectus' strategy section.

Page 47 – The Company is Subject to Risks Relating to Derivatives.

26. If the Company plans to invest in derivatives as part of its principal investment strategy, please include appropriate disclosure in the prospectus' strategy section.

Page 50 – The Company is Subject to Risks Associated with Subordinated Debt Tranches.

27. This section states "The Company makes investments in securities, including senior or subordinated and equity tranches, issued by CLOs, *including CLOs for which Kennedy Lewis or its subsidiary acts [sic] the collateral manager*" (emphasis added). Please add disclosure indicating that such affiliated purchases are subject to the requirements of the 1940 Act.

Page 55 – The Company is Subject to Risks Arising from Entering into at TRS Agreement.

28. If the Company plans to enter into TRS agreements as part of its principal investment strategy, please include appropriate disclosure in the prospectus' strategy section.

Page 72 – Organization and Offering Costs

29. The third paragraph of this section includes the language "from inception to March 31, 2022." Please confirm whether this is accurate or whether it should be revised to reflect 2023.

Page 74 – INVESTMENT OBJECTIVES AND STRATEGIES

30. If the Company's investment objective may be changed without a vote of the holders of a majority of voting securities, please state so. *See* Item 8.2.a of Form N-2.

Page 76 – The Board

31. The final sentence of this section states that the Board is currently composed of six members, four of whom are not interested persons. However, the disclosure and table on page 83 indicates that the Board consists of five members, three of whom are not interested persons. Please reconcile this discrepancy, as appropriate.

Page 78 – Regulation as a BDC

32. The staff notes that much of the information included is this section is repeated in the "REGULATION" section beginning on page 125. Consider removing the duplicative disclosure from one of these locations.

Page 80 – *Leverage and Senior Securities; Coverage Ratio*

33. The first paragraph of this section states that "On August 30, 2021, our sole shareholder approved the adoption of the 150% threshold . . . ." Similar disclosure appears on page 127. However, disclosure on page 74 states that the Company was formed on February 10, 2022. Please supplementally explain how the 150% threshold was adopted before the Company formed.

34. The final sentence of the first paragraph in this section refers to borrowing amounts up to 5% of the value of the Company's total assets for temporary "or emergency" purposes. Please delete the words "or emergency" from this sentence. Note that similar disclosure appears on page 127.

Page 80 – *Other Accounts Managed by Portfolio Managers*

35. Please update the information included in this section's table as of the most recent practicable date. *See* Instr. 1 to Item 21 of Form N-2.

36. The parenthetical in the columns reflect that value of assets indicates that the values are in millions. Please confirm that this is correct in light of the figures provided in the table.

37. Please clarify whether the number of accounts and amount of assets in the table refers to the three portfolio managers combined or each portfolio manager individually. For example, do the three portfolio managers taken together manage a total of 18 different accounts representing a cumulative total value of $6.5 billion, or does each portfolio manager individually manage 18 accounts worth a total of $6.5 billion?

Page 85 – Executive Officers Who are not Trustees

38. The first two sentences discussing Gregory MacCordy are duplicative. Please remove one of these sentences.

Page 100 – Competition among the Accounts Managed by the Advisor and Its Affiliates

39. The third full paragraph on this page discusses courses of action that Kennedy Lewis may take to reduce the potential for adversity between the Company and an Affiliated Account. Please add disclosure indicating that the actions discussed in this paragraph will comply with applicable law or exemptive relief.

Page 112 – Action by Shareholders

40. The fourth paragraph of this section says that "Our Advisor may not [without shareholder approval] . . . amend the Declaration of Trust." Please confirm that the reference to the Advisor is correct and, if so, please supplementally explain why it is appropriate for the Advisor, rather than the Company, to amend the Declaration of Trust.

Page 112 – Amendment of the Declaration of Trust and Bylaws

41. The first paragraph of this section notes that amendments relating to converting the company, by merger of otherwise, from a closed-end investment company to an open-end company must be approved "by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter." Please clarify that this is subject to the conditions discussed in the "Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution" section, which notes that in certain cases, approval of at least 75% of the Company's outstanding voting securities may be required to effect such changes.

42. In an appropriate location, please clarify whether the voting requirements to change the nature of the Company's business, approve extraordinary corporate transactions, convert to an open-end investment company or remove Trustees are higher than those imposed by federal or state law. *See* Guide 3 to Form N-2.

Page 113 – Derivative Actions

43. The second sentence of this section states that "No shareholder may maintain a derivative action on behalf of the Company unless holders of at least 50% of the outstanding shares

join in the bringing of such action." Please revise this provision in the relevant organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that the provision does not apply to claims arising under the federal securities laws.

44. The second paragraph of this section states that "a shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) a demand on the Board shall only be deemed not likely to succeed . . ." However, the disclosure as written does not discuss a demand requirement. Please add disclosure clarifying this demand requirement.

Page 113 – Exclusive Delaware Jurisdiction

45. Please clarify that, due to the exclusive Delaware jurisdiction provision, shareholders may have to bring suit in an inconvenient and less favorable forum.

Page 118 – Purchase Price

46. Please briefly explain the difference in price, if any, between the price available to individual and group investors and that available to officers, employees, directors, adviser and the underwriter. *See* Item 5.2 of Form N-2.

Page 124 – SHARE REPURCHASE PROGRAM

47. The third bullet point on this page notes that the Company may repurchase Common Shares held by a shareholder without the shareholder's consent if, among other things, "continued ownership of shares by a shareholder may be harmful or injurious to the business or reputation of the Company, the Advisor or any of their affiliates . . . ." Please revise this bullet point to indicate that such repurchases will be conducted consistent with Rule 23c-2. If the Company wishes to retain such disclosure as is, please explain supplementally how the Company intends to apply this basis for mandatory repurchases in a fair and otherwise non-discriminatory manner and how such mandatory repurchases will be in accordance with the provisions of the 1940 Act, the Company's Declaration of Trust and/or other governing documents.

Page 138 – CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

48. The final sentence of this section refers to an escrow agent. If investors' funds will be forwarded to an escrow account, briefly describe the conditions for release of the funds; whether such funds will accrue interest while in escrow; and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors.

Mr. Horowitz, Esq.
July 21, 2023

ACCOUNTING COMMENTS


PROSPECTUS


Page 22 – *FEES AND EXPENSES*

1. The disclosure in footnote 4 states that "subsequent to any IPO or Exchange Listing, the Company will pay the Advisor a base management fee calculated at an annual rate of 1.25% of the value of our *net* assets. . . " (emphasis added). However, the "Base Management Fee" section on page 12 states that the fee will be calculated based on "gross" assets. Please ensure this discrepancy is corrected throughout the document.

2. The disclosure in footnote 5 states that the capital gain incentive fee will equal 1.25% of the net assets of the Company. It appears from earlier disclosure that the capital gain incentive fee will be 12.5% of realized capital gains from inception. Please confirm that the disclosure in Footnote 5 is accurate concerning the impact of the capital gain incentive fee.

3. Please disclose in footnote 8 that any expenses waived pursuant to the Expense Support Agreement may be subsequently recaptured by the Advisor.


*   *   *   *   *   *


CLOSING

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Mr. Horowitz, Esq.
July 21, 2023

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: Chad Eskildsen, Accountant
John C. Lee, Branch Chief
Christian T. Sandoe, Assistant Director